SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15d OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                               to

Commission file number 0-11757

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J.B. HUNT TRANSPORT SERVICES, INC.
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745
(479) 820-0000

REQUIRED INFORMATION
SIGNATURES
J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN
Independent Auditors’ Report
Statements of Net Assets Available for Benefits December 31, 2002 and 2001
Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2002 and 2001
Notes to Financial Statements December 31, 2002 and 2001
Schedule H, Line 4 — Schedule of Assets (Held at End of Year) December 31, 2002
EX-23 Independent Auditors' Consent
EX-99 Officer's Certification Under Section 906

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the J.B. Hunt Transport Services, Inc. Employee Retirement Plan:

Financial Statements and Schedules

Independent Auditors’ Report

Statements of Net Assets Available for Benefits, December 31, 2002, and 2001

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2002, and 2001

Notes to Financial Statements, December 31, 2002, and 2001

Schedule H line 4i; — Schedule of Assets (Held at End of Year ), December 31, 2002

Exhibit

23	—	Independent Auditors’ Consent

99	—	Certification pursuant to 18 U.S.C. Section 1350

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

J.B. HUNT TRANSPORT SERVICES, INC. EMPLOYEE RETIREMENT PLAN

DATE: June 27, 2003	BY: /s/ Jerry W. Walton Jerry W. Walton

Executive Vice President Finance & Administration & Chief Financial Officer of J.B. Hunt Transport Services, Inc. & 2002 Chairman of the J.B. Hunt Transport Services, Inc. Employee Retirement Plan

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Independent Auditors’ Report

The Board of Trustees
J.B. Hunt Transport Services, Inc.
     Employee Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan (“Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of J.B. Hunt Transport Services, Inc. Employee Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Tulsa, Oklahoma

June 2, 2003

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001

Cash	$468,939	182,666
Investments, at fair value:
Mutual funds	82,277,644	93,017,458
Common/collective trust fund	76,085,591	73,872,809
Common stock — J.B. Hunt Transport Services, Inc.	25,835,171	22,996,275
Participant notes receivable	21,814,512	22,864,367
Common stock — Prudential Financial, Inc.	2,704,978	—

Total investments	208,717,896	212,750,909

Receivables:
Contributions:
Employer	153,913	168,784
Employee	456,485	525,267
Accrued investment income	8,784	4,859

Total receivables	619,182	698,910

Net assets available for benefits	$209,806,017	213,632,485

See accompanying notes to financial statements.

2

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(13,063,094)	(624,566)
Interest and dividends	10,447,001	6,833,020

	(2,616,093)	6,208,454

Contributions:
Employer, net of forfeitures	6,707,062	7,591,553
Participants	24,164,534	28,287,774
Transfers from other plans	—	1,437,584

	30,871,596	37,316,911

Total additions	28,255,503	43,525,365

Deductions from net assets attributed to:
Benefits paid to participants	31,870,427	23,442,136
Administrative expenses	211,544	130,990
Transfers to other plans	—	5,603,370

Total deductions	32,081,971	29,176,496

Increase (decrease) in net assets available for benefits	(3,826,468)	14,348,869
Net assets available for benefits:
Beginning of year	213,632,485	199,283,616

End of year	$209,806,017	213,632,485

See accompanying notes to financial statements.

3

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

The following brief description of the J.B. Hunt Transport Services, Inc. (the “Company” or “Employer”) Employee Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees of the Company by permitting contributions to the Plan that are tax deferred under Section 401(k) of the Internal Revenue Code. All employees other than employees covered by a collective bargaining agreement, non-resident aliens, leave employees, and independent contractors are eligible to make salary reduction contributions immediately following their employment commencement date. Each employee that has completed one year of eligibility service is eligible to receive matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). At December 31, 2002, the Plan had 16,134 eligible participants, of which 5,649 were active.

(b)	Contributions

Each year, participants may defer up to 50% of pretax annual compensation, as defined in the Plan agreement (not to exceed limits determined under Section 415(c) of the Internal Revenue Code). Employer matching contributions are as follows:

Participants' Salary Reduction Contribution	Employer Matching

1%	0.5%
2%	1.0%
3%	1.5%
4%	2.0%
5%	2.5%
6 - 50%	3.0%

Additional amounts may be contributed at the option of the Company’s Board of Directors. No such additional amounts were contributed in 2002 or 2001.

(c)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeitures for the years ended December 31, 2002 and 2001 amounted to approximately $975,000 and $823,000, respectively.

4	(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. Upon a participant’s normal retirement, disability or death, he or she becomes fully vested in the Plan. If a participant terminates employment for any other reason on or after being credited with at least six years of vesting service, he or she becomes fully vested in the Plan. Prior to the completion of six years of vesting service, the vesting percentages are as follows: 0 — 1 year — 0%; 2 years — 20%; 3 years — 40%; 4 years — 60%; 5 years — 80%; 6 years — 100%.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

Common/Collective Trust Fund:

Merrill Lynch Retirement Preservation Trust which seeks to provide preservation of participants’ investments, liquidity and current income that is typically higher than money market funds.

Mutual Funds:

Merrill Lynch U. S. Government Mortgage Fund (Class I) seeks a current return through investments in obligations of the U. S. government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The Fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions.

Merrill Lynch Fundamental Growth Fund, Inc. (Class I) seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The Fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

Van Kampen Growth and Income Fund (Class A) seeks income and long-term growth of capital by investing principally in income-producing equity securities, including common stocks, convertible securities, preferred stocks and debt securities rated at the time of purchase investment grade.

5	(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

ING Pilgrim International Value Fund (Class A) seeks long-term capital appreciation by investing at least 65% of its assets in equity securities of companies located in at least three foreign countries. The Fund may invest up to 25% of its assets in foreign small-capitalization companies, and up to 25% of its assets in issuers located in emerging-market countries. The advisor selects stocks that it judges to be selling at prices below the company’s intrinsic value.

Merrill Lynch S&P 500 Index Fund (Class I) seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index. The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

Franklin Balance Sheet Investment Fund (Class A) seeks high total return, of which capital appreciation and income are components by investing primarily in equity and debt securities which, in the opinion of Fund management, are undervalued in the marketplace and are trading at low price to book value.

ING Pilgrim Small Cap Opportunities Fund (Class A) seeks to provide long-term capital appreciation by investing in equity securities of primarily smaller, lesser known U. S. companies that the Fund manager feels have above-average prospects for growth.

PIMCO Total Return Fund (Class A) seeks to maximize total return, consistent with preservation of capital and prudent investment management.

Common Stock:

J. B. Hunt Transport Services, Inc. — Contributions are invested exclusively in Company common stock.

Prudential Financial, Inc. — These shares resulted from the demutualization of Prudential during 2002. These shares were distributed on a pro-rata basis to participating employees. Employees can not purchase additional shares, but they can retain the existing shares.

(f)	Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 — 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as shown in the Wall Street Journal, plus one percent, (5.25% at December 31, 2002). Principal and interest is paid ratably through monthly payroll deductions.

6	(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(g)	Transfers to and from Other Plans

During the years ended December 31, 2002 and 2001, respectively, the Plan transferred certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded at the fair value of the assets on the date transferred. Similarly, the Plan allows new employees to rollover or transfer-in assets held in other qualified plans. Such transfers are also recorded at fair value.

(h)	Payment of Benefits

On termination of service due to normal retirement, disability or death, a participant will receive a lump-sum amount in cash equal to the value of the participant’s vested interest in his or her account.

At December 31, 2002 and 2001, approximately $32,100,000 and $32,200,000, respectively, of the net assets available for benefits as shown on the statements of net assets available for benefits are allocated to accounts of terminated employees who are no longer actively participating in the Plan.

(i)	Administrative Expenses

The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Plan in 2002 and 2001.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

(b)	Investment Valuation

The Plan’s investments are valued at fair value on December 31, 2002 and 2001. Purchases and sales of securities are recorded on a trade-date basis. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of Company common stock are valued at quoted market prices. Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses. Participant notes receivable are carried at the unpaid principal balance which approximates fair value. The cost of securities sold is determined by the weighted average cost method.

(c)	Payment of Benefits

Benefits are recorded when paid. Defaults on participant notes receivable are recorded as benefits paid.

7	(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e)	Concentration of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions. Generally, the Plan does not require collateral with respect to its investments.

(3)	Investments

The following table presents the fair value of investments. Investments representing 5% or more of the Plan’s net assets are separately identified:

	December 31

	2002		2001

	Number of		Number of
	Shares		Shares
	or Units	Fair Value	or Units	Fair Value

Mutual funds:
VanKampen Growth & Income	1,482,765	$21,188,711	1,555,272	$26,455,181
ING Pilgrim International Value	888,880	9,146,579	837,298	10,767,652
US Government Mortgage	1,038,340	10,746,819	883,629	8,765,597
Fundamental Growth	1,861,890	24,037,004	1,845,353	33,419,330
Other	—	17,158,531	—	13,609,698
Common/Collective Trust - Retirement Preservation Trust	76,085,591	76,085,591	73,872,809	73,872,809
Common stock — J.B. Hunt Transport Services, Inc.	881,746	25,835,171	991,219	22,996,275
Common stock — Prudential Financial Inc.	85,223	2,704,978	—	—
Participant notes receivable	—	21,814,512	—	22,864,367

Total		$208,717,896		$212,750,909

8	(Continued)

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	December 31

	2002	2001

Mutual funds	$(19,163,415)	(10,838,956)
Common stock	6,100,321	10,214,390

	$(13,063,094)	(624,566)

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)	Related Party Transactions

At December 31, 2002, certain plan investments are a common/collective trust fund and shares of mutual funds managed by Merrill Lynch affiliates, Merrill Lynch Bank USA, Fund Asset Management, L.P., and Merrill Lynch Investment Managers, L.P. Merrill Lynch Retirement Services Group performs record keeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(6)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated January 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

9	(Continued)

Schedule 1

J.B. HUNT TRANSPORT SERVICES, INC.
EMPLOYEE RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)

		Description of Investment
Party-in-		Including Maturity Date,
Interest	Identity of Issue, Borrower,	Rate of Interest,		Current
Identification	Lessor, or Similar Party	Par or Maturity Value	Cost	Value

*	Merrill Lynch:
	Retirement Preservation Trust	Common/Collective Trust	$76,085,591	$76,085,591
	S&P 500 Index Fund Class I	Mutual Fund	10,252,902	8,293,308
	U.S. Government Mortgage Class I	Mutual Fund	10,408,464	10,746,819
	Fundamental Growth Fund Class I	Mutual Fund	31,927,932	24,037,004
	PIMCO Total Return Fund Class A	Mutual Fund	4,128,704	4,131,596
	ING Pilgrim:
	International Value Fund Class A	Mutual Fund	11,110,367	9,146,579
	Small Cap Opportunities Class A	Mutual Fund	1,581,452	1,191,292
	Van Kampen Growth and Income
	Fund Class A	Mutual Fund	24,714,276	21,188,711
	Franklin Balance Sheet Class A	Mutual Fund	3,817,232	3,542,335
*	J.B. Hunt Transport Services, Inc. Common Stock	Common Stock	21,706,017	25,835,171
	Prudential Financial Inc. Common Stock		2,706,109	2,704,978
*	Participant Loans		21,814,512	21,814,512

			$220,253,558	$208,717,896

*	Party-in-interest

See accompanying independent auditors’ report and notes to the financial statements.

10